Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, DC  20549

Ladies and Gentlemen:

  I hereby authorize Erik T. Hoover, General Counsel &

Corporate Secretary, or any Assistant Secretary, or their respective successors in office, to sign and file on my behalf SEC Forms 3, 4 and 5 or any other SEC forms relating to changes in beneficial ownership of securities of DowDuPont Inc., which is expected to change its name to

DuPont de Nemours, Inc. effective as of June 1, 2019 (the Company).

This authorization shall remain in effect as long as I am a director of the Company unless it is earlier specifically revoked by me.

      Very truly yours,

      /s/ Ruby R. Chandy

      Ruby R. Chandy

 Director

      May 29, 2019